SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

5 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 2 May 2003, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange; and

b) General Announcement dated 2 May 2003, Re: Corporate and Debt Restructuring Exercises.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York

dlw 5/27

Form Version 2.0

General Announcement

Reference No SC-030502-63561

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) announce that as at the date hereof, the group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 had been implemented.

The Company will apply to the KLSE for the uplifting of the PN4 classification on the Company after the release of the Company's quarterly results for the third quarter ended 31 March 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

Secretary

02 MAY 2003

Form Version 2.0

General Announcement

Reference No MM-030502-62370

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Silverstone Corporation Berhad ("SCB")
(formerly known as Angkasa Marketing Berhad)

Corporate and Debt Restructuring Exercises ("SCB Scheme")

* **Contents :-**

Quote

Pursuant to the SCB Scheme (as particularised in SCB's Circular to Shareholders dated 9 January 2003), SCB had offered scheme creditors of the SCB group of companies ("SCB Group") the opportunity to tender all or any part of the RM denominated Bonds and/or USD denominated Consolidated and Rescheduled Debts received by them under the SCB Scheme for cancellation in consideration for up to USD12.84 million (equivalent to approximately RM48.8 million) cash ("Tender"). Approximately USD13.75 million (equivalent to approximately RM52.24 million) in net present value of the USD denominated Consolidated and Rescheduled Debts were tendered by some of the SCB Group's scheme creditors for cancellation in exchange for approximately USD3.82 million (equivalent to approximately RM14.51 million) cash.

The Board of Directors of SCB wishes to announce that the Bank Negara Malaysia had on 29 April 2003 granted its approval for the Tender and the cash sum of USD3.82 million (equivalent to approximately RM14.51 million) was paid by SCB to the respective participating scheme creditors earlier today.

Shareholders of SCB and potential investors are requested to refer to the Circular to Shareholders dated 9 January 2003 and the announcements dated 30 January 2003, 6 February 2003, 17 February 2003, 21 February 2003, 3 March 2003 and 19 March 2003 for further details of the SCB Scheme.

This announcement is dated 2 May 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

29 April 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 28 April 2003, Re: i) Proposed disposal of 50% equity interest in Wuhan Fortune Motor Co. Ltd. ("Wuhan Fortune") for a cash consideration of Rmb1; and ii) Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 28/04/2003 05:18:09 PM
Reference No OS-030428-58242

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	Leona Ng/Jason Lam
* Designation	:	Deputy Manager/Senior Executive

* Type : ● Announcement ○ Reply to query

* Subject :

- **Proposed disposal of 50% equity interest in Wuhan Fortune Motor Co. Ltd. ("Wuhan Fortune") for a cash consideration of Rmb1 ("Proposed Disposal"); and**

- **Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million ("Proposed Settlement")**

(The Proposed Disposal and the Proposed Settlement are collectively referred to as "the Proposals")

* **Contents :-**

We refer to the announcements made on 5 August 2002, 24 September 2002, 2 December 2002, 19 December 2002, 13 March 2003, 28 March 2003 and 31 March 2003 in relation to the Proposals.

OSK Securities Berhad, on behalf of the Board of Directors of Silverstone Corporation Berhad ("SCB") wishes to inform that the Commission on Foreign Trade and Economic Cooperation of the Peoples' Republic of China had approved the Proposals on 24 April 2003 and the Proposals are deemed completed on 24 April 2003.

Wuhan Fortune shall thus cease to be a subsidiary of SCB with effect from 24 April 2003.

This announcement is dated 28 April 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: